FIRM/AFFILIATE OFFICES ----------- BOSTON CHICAGO HOUSTON LOS ANGELES PALO ALTO WASHINGTON, D.C. WILMINGTON ----------- BEIJING BRUSSELS FRANKFURT HONG KONG LONDON MOSCOW MUNICH PARIS SÃO PAULO SEOUL SHANGHAI SINGAPORE TOKYO TORONTO SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP FOUR TIMES SQUARE NEW YORK 10036-6522 ________ TEL: (212) 735-3000 FAX: (212) 735-2000 www.skadden.com July 8, 2016 VIA EDGAR U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549 RE: Form 40-33– Civil Action Document Filed Against American Capital, Ltd. (File No. 814-00149) Ladies and Gentlemen: Pursuant to Section 33 of the Investment Company Act of 1940, as amended, enclosed for filing please find a copy of the class action complaint filed in the Circuit Court for Montgomery County, Maryland by Larry Sutton on behalf of himself and all others similarly situated against American Capital, Ltd. (the “Company”), American Capital Asset Management, LLC, American Capital Mortgage Management, LLC, American Capital Agency Corp., Malon Wilkus, Mary C. Baskin, Neil M. Hahl, Philip R. Harper, Stan Lundine, Kristen L. Manos, Susan K. Nestegard, Kenneth D. Peterson, Jr., Alvin N. Puryear, David G. Richards, Ares Capital Corporation, Orion Acquisition Sub, Inc., Ivy Hill Asset Management, L.P., Ivy Hill Asset Management GP, LLC, and Ares Capital Management LLC, involving the Company and certain directors and officers of the Company that has been delivered to the Company. Please do not hesitate to contact me at (212) 735-3406 if you have any questions regarding this filing. Sincerely, /s/ Michael K. Hoffman Michael K. Hoffman Enclosure: cc: Samuel A. Flax, American Capital, Ltd.

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
FOUR TIMES SQUARE
NEW YORK 10036-6522

TEL: (212) 735-3000
FAX: (212) 735-2000
www.skadden.com

July 8, 2016

**VIA EDGAR**

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: Form 40-33– Civil Action Document Filed Against American Capital, Ltd. (File No. 814-00149)

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, as amended, enclosed for filing please find a copy of the class action complaint filed in the Circuit Court for Montgomery County, Maryland by Larry Sutton on behalf of himself and all others similarly situated against American Capital, Ltd. (the "Company"), American Capital Asset Management, LLC, American Capital Mortgage Management, LLC, American Capital Agency Corp., Malon Wilkus, Mary C. Baskin, Neil M. Hahl, Philip R. Harper, Stan Lundine, Kristen L. Manos, Susan K. Nestegard, Kenneth D. Peterson, Jr., Alvin N. Puryear, David G. Richards, Ares Capital Corporation, Orion Acquisition Sub, Inc., Ivy Hill Asset Management, L.P., Ivy Hill Asset Management GP, LLC, and Ares Capital Management LLC, involving the Company and certain directors and officers of the Company that has been delivered to the Company.

Please do not hesitate to contact me at (212) 735-3406 if you have any questions regarding this filing.

Sincerely,

/s/ Michael K. Hoffman

Michael K. Hoffman

Enclosure:

cc: Samuel A. Flax, American Capital, Ltd.

**IN THE CIRCUIT COURT FOR MONTGOMERY COUNTY, MARYLAND**

| | | |
|---|---|---|
| LARRY SUTTON, On Behalf of Himself and All Others Similarly Situated,<br><br>6005 N. 33rd Street<br>McAllen, TX 78504<br><br>Plaintiff,<br><br>v.<br><br>AMERICAN CAPITAL, LTD., AMERICAN CAPITAL ASSET MANAGEMENT, LLC, AMERICAN CAPITAL MORTGAGE MANAGEMENT, LLC, AMERICAN CAPITAL AGENCY CORP.<br><br>Serve on: Samuel A. Flax<br>c/o American Capital, Ltd.<br>2 Bethesda Metro Center, 14th Floor<br>Bethesda, MD 20814<br><br>MALON WILKUS, MARY C. BASKIN, NEIL M. HAHL, PHILIP R. HARPER, STAN LUNDINE, KRISTEN L. MANOS, SUSAN K. NESTEGARD, KENNETH D. PETERSON, JR., ALVIN N. PURYEAR, and DAVID G. RICHARDS<br><br>Serve on: c/o American Capital, Ltd.<br>2 Bethesda Metro Center, 14th Floor<br>Bethesda, MD 20814<br><br>ARES CAPITAL CORPORATION, ORION ACQUISITION SUB, INC., IVY HILL ASSET MANAGEMENT, L.P., IVY HILL ASSET MANAGEMENT GP, LLC<br><br>Serve on:<br>Joshua Bloomstein<br>c/o Ares Capital Corporation<br>245 Park Avenue, 44th Floor<br>New York, NY 10167 | § § § § § § § § § § § § § § § § § § § § § § § § § § § § § § § § § § § § § § § § § § § § § § § | **Case No.:**<br><br>**JURY TRIAL DEMANDED** |

ARES CAPITAL MANAGEMENT LLC §
§
Serve on: §
Mike Weiner §
c/o Ares Capital Management LLC §
2000 Avenue of the Stars, 12th Floor §
Los Angeles, CA 90067 §
§
Defendants. §

## CLASS ACTION COMPLAINT

Plaintiff, by and through his attorneys, alleges upon personal knowledge as to himself, and upon information and belief based upon, among other things, the investigation of counsel as to all other allegations herein, as follows:

## SUMMARY OF THE ACTION

1. This is a shareholder class action brought by Plaintiff on behalf of holders of the common stock of American Capital, Ltd. ("ACAS" or the "Company") against the Board of Directors of ACAS ("Individual Defendants" or "Board") to enjoin the vote on the proposed acquisition of the publicly owned shares of ACAS common stock by Ares Capital Corporation ("Ares").

2. ACAS is a publicly traded global asset manager and private equity firm. ACAS, both directly and through its asset management business, originates, underwrites and manages investments in middle market private equity, leveraged finance, real estate, energy and structured products. As of March 31, 2016, ACAS managed approximately $20 billion of assets, including assets on its balance sheet and fee earning assets under management by affiliated managers, with total assets under management of $77 billion (including levered assets).

3. On May 23, 2016, ACAS and Ares jointly announced that they had entered into a definitive agreement ("Merger Agreement") under which Ares will acquire ACAS for $14.95 per

share in cash and stock for a consideration of approximately $3.43 billion.

4. Pursuant to the Merger Agreement, ACAS shareholders will get $1.470 billion in cash or $6.41 per share, plus 0.483 Ares shares for each ACAS share, resulting in approximately 110.8 million Ares shares, or $1.682 billion in value or $7.34 per share based on Ares' closing stock price of $15.19 as of Friday, May 20, 2016, issued in exchange for approximately 229.3 million ACAS shares..

5. Post-transaction, Ares shareholders will own approximately 73.9% while ACAS shareholders would own the remaining 26.1% of the merged company.

6. Concurrently with the execution of the Merger Agreement, ACAS entered into a Purchase and Sale Agreement with American Capital Asset Management, LLC ("ACAM"), American Capital Mortgage Management, LLC ("ACMM"), and American Capital Agency Corp. ("ACAC"). According to the agreement, ACAS is divesting ACMM to ACAC for $562 million or $2.45 per fully diluted share.

7. Thus, the two transactions represent a total value for ACAS shareholders of approximately $4.0 billion or approximately $17.40 per fully diluted share collectively ("Merger Consideration").

8. Further, concurrently with the Merger Agreement, Elliott Associates, L.P. and Elliott International, L.P., stockholders of the Company, entered into support agreements in favor of the Proposed Transaction (defined herein) to induce the Company to consummate the Proposed Transaction.

9. Pursuant to the Merger Agreement, (i) Orion Acquisition Sub, Inc. ("Acquisition Sub"), a Delaware corporation and a direct wholly owned subsidiary of Ares, will merge with and into the ACAS, with ACAS surviving as a wholly owned subsidiary of Ares, and (ii) ACAM

will merge with and into Ivy Hill Asset Management, L.P., a Delaware limited partnership ("IHAM"), with IHAM surviving as a wholly owned portfolio company of Ares (collectively, the two transactions will be referred to as the "Proposed Transaction").

10. In facilitating the acquisition of ACAS by Ares for inadequate consideration each of the Defendants (defined below) breached and/or aided the other Defendants' breaches of their fiduciary duties.

11. The Board further exacerbated their breaches of fiduciary duty by agreeing to lock up the Proposed Transaction with deal protection devices that preclude other bidders from making a successful competing offer for the Company. Specifically, pursuant to the Merger Agreement, Defendants agreed to: (i) a strict no-solicitation provision that prevents the Company from soliciting other potential acquirers or from continuing discussions and negotiations with potential acquirers; (ii) an "information rights" provision that grants Ares access to any rival bids, the material terms thereof, and the bidder's identity; (iii) a "matching rights" provision that provides Ares with five business days (after the fourth business day following receipt of notice) to match any competing superior proposal before the Board can effectuate an Adverse Recommendation Change (as defined in the Merger Agreement); and (iv) a provision that requires ACAS to pay Ares a termination fee of up to $140 million (inclusive of up to 15 million in reimbursement of Ares' fees and expenses) following termination of the Merger Agreement under specified circumstances including if ACAS enters into a superior alternative transaction.

12. These provisions substantially and improperly prevent the third parties that are most likely to submit a superior proposal from making such a bid and impede the Board's ability to act with respect to investigating and pursuing superior proposals and alternatives including a sale of all or part of ACAS.

13. For these reasons and as set forth in detail herein, Plaintiff seeks to enjoin the vote on the Proposed Transaction or, in the event the Proposed Transaction is consummated, recover damages resulting from the Individual Defendants' (as defined herein) violations of their fiduciary duties and from Ares.

14. Because of the Board's breach of their common law fiduciary duties, Plaintiff and the Class have been and will be damaged, and will not receive adequate compensation for their personal property, their shares in the Company.

15. Plaintiff and the other members of the Class are immediately threatened by the wrongs complained of herein, and, as to those wrongs for which money damages are inadequate, lack an adequate remedy at law.

16. To the extent the claim for aiding and abetting cannot be remedied by money damages, Plaintiff has no adequate remedy at law and seeks to enjoin the stockholder vote on the Proposed Transaction to compel the Individual Defendants to carry out their common law fiduciary duties in connection with the Proposed Transaction.

## JURISDICTION AND VENUE

17. The damages suffered and sought to be recovered by Plaintiff and the Class are an amount in excess of $75,000.

18. This Court has jurisdiction over the Defendants because each Defendant is either a corporation that conducts business in or maintains operations in Montgomery County or is an individual who has sufficient minimum contacts with Maryland so as to render the exercise of jurisdiction by the Maryland courts permissible under traditional notions of fair play and substantial justice.

19. Venue is proper in this Court because ACAS' principal offices are in Montgomery County, Maryland, and there are multiple defendants with no single venue applicable, and thus can be sued for damages in this Court.

**PARTIES**

20. Plaintiff owns 6,373 shares of ACAS, and at all relevant times was a continuous stockholder of ACAS.

21. Defendant ACAS is a Delaware corporation with its principal executive offices located at 2 Bethesda Metro Center, $14^{th}$ Floor, Bethesda, Maryland 20814.

22. Defendant ACAM is a Delaware limited liability company and wholly-owned subsidiary of the Company.

23. Defendant ACMM is a Delaware limited liability company.

24. Defendant ACAC is a Delaware corporation.

25. Defendant IHAM is a Delaware limited partnership.

26. Defendant Ivy Hill Asset Management GP, LLC ("IHAM GP") is a Delaware limited liability company and general partner of IHAM.

27. Defendant Malon Wilkus has served as Chairman of the Board and Chief Executive Officer of ACAS.

28. Defendant Mary C. (Molly) Baskin has served as a director of the Company.

29. Defendant Neil M. Hahl has served as a director of the Company.

30. Defendant Philip R. Harper has served as a director of the Company.

31. Defendant Stan Lundine has served as a director of the Company.

32. Defendant Kristen L. Manos has served as a director of the Company.

33. Defendant Susan K. Nestegard has served as a director of the Company.

34. Defendant Kenneth D. Peterson, Jr. has served as a director of the Company.

35. Defendant Alvin N. Puryear has served as a director of the Company.

36. Defendant David G. Richards has served as a director of the Company.

37. Defendants Wilkus, Baskin, Hahl, Harper, Lundine, Manos, Nestegard, Peterson, Puryear and Richards are collectively referred to herein as the "Board" or the "Individual Defendants."

38. Defendant ACAS is a Delaware corporation.

39. Defendant Ares is a Maryland corporation.

40. Defendant Acquisition Sub is a Delaware corporation and a wholly owned subsidiary of Ares.

41. Collectively, ACAS, the Individual Defendants, ACAM, ACMM, ACAC, IHAM, IHAM GP, Ares and Acquisition Sub are referred to herein as the "Defendants."

## CLASS ACTION ALLEGATIONS

42. Plaintiff brings this action on his own behalf and as a class action on behalf of all holders of ACAS common stock who are being and will be harmed by Defendants' actions described below ("Class"). Excluded from the Class are Defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the Defendants.

43. This action is properly maintainable as a class action because:

a. The Class is so numerous that joinder of all members is impracticable. As of May 20, 2016, there were 214,378,836 shares of ACAS common stock issued and outstanding. The actual number of public shareholders of ACAS will be ascertained through discovery.

b. There are questions of law and fact that are common to the Class, including:

i) whether the Individual Defendants have breached their fiduciary duties with respect to Plaintiff and the other members of the Class in connection with the Proposed Transaction;

ii) whether the Individual Defendants have breached their fiduciary duty to obtain the best price available for the benefit of Plaintiff and the other members of the Class in connection with the Proposed Transaction; and

iii) whether Plaintiff and the other members of the Class would suffer irreparable injury were the Proposed Transaction complained of herein consummated.

c. Plaintiff is an adequate representative of the Class, and has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class.

d. Plaintiff's claims are typical of the claims of the other members of the Class and Plaintiff does not have any interests adverse to the Class.

e. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

f. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought

herein with respect to the Class as a whole.

## SUBSTANTIVE ALLEGATIONS

### A. Background

44. ACAS is a publicly traded global asset manager and private equity firm. ACAS, both directly and through its asset management business, originates, underwrites and manages investments in middle market private equity, leveraged finance, real estate, energy and structured products.

45. According to the Company's Form 10-K for the fiscal year ended December 31, 2015, "During the last year, three years and since [the] IPO, [the Company's] economic return (NAV per share growth plus dividend distributions) has totaled (3.0)%, 3.7% and 15.8%, respectively. Since [the] IPO, [the] stock price plus dividend distributions has totaled an annualized growth rate of 13.6%."

46. On November 4, 2015, ACAS issued a press release reporting its financial results for the quarter ended September 30, 2015. Highlights included:

- Consolidated net operating income ("NOI") before income taxes for the quarter ended September 30, 2015 of $108 million, or $0.40 per diluted share, an 8% annualized return on equity.
- Consolidated NOI after income taxes for the quarter ended September 30, 2015 was $75 million, or $0.28 per diluted share.
- Consolidated net loss for the quarter ended September 30, 2015 was $(37) million, or $(0.14) per diluted share.
- As of September 30, 2015, net asset value ("NAV") per share was $20.44, a $0.09 per share increase from the June 30, 2015 NAV per share of $20.35.

47. In the November 4, 2015 press release, Defendant Wilkus, ACAS' Chairman and Chief Executive Officer, touted the Company's performance and growth prospects as follows:

This was an important quarter for American Capital for two reasons. First, our annualized pretax per share NOI return on equity improved to 8% this quarter. Our NOI before income taxes was $108 million, or $0.40 per diluted share, up 67% from the comparable period in 2014 and reflects our ongoing efforts to reposition our balance sheet and improve NOI.

48. On February 17, 2016, ACAS issued a press release reporting its financial results for the quarter and year ended December 31, 2015. Highlights included:

- Consolidated NOI before income taxes for the year and quarter ended December 31, 2015 of $378 million, or $1.41 per diluted share, and $95 million, or $0.37 per diluted share, respectively.

- Consolidated NOI for the year and quarter ended December 31, 2015 was $253 million, or $0.95 per diluted share, and $61 million, or $0.24 per diluted share, respectively.

49. In the February 17, 2016, press release, Defendant Wilkus commented as follows:

> During the fourth quarter, we sold $2.0 billion of senior floating rate loans and substantially liquidated our SFRL portfolio, while paying down $1.3 billion of associated debt. These actions greatly enhanced our capital flexibility and contributed to our ability to repurchase $433 million of our stock under our current Share Repurchase Program, which allows us to purchase up to $1 billion of our stock. To complete this program, we scheduled share repurchases through the end of the second quarter under an SEC Rule 10b5-1 share repurchase plan. At current market prices, we believe share repurchases are an excellent way to enhance shareholder value. Through this program and our strategic review process, we remain focused on maximizing shareholder value.

50. On May 6, 2016, ACAS issued a press release reporting its financial results for the quarter ended March 31, 2016. Highlights included:

- Consolidated NOI before income taxes for the quarter ended March 31, 2016 of $94 million, or $0.40 per diluted share, an 8% annualized return on equity.

- Consolidated NOI for the quarter ended March 31, 2016 was $74 million, or $0.31 per diluted share.

- Consolidated net loss for the quarter ended March 31, 2016 was $(80) million, or $(0.34) per diluted share.

- As of March 31, 2016, NAV per share was $20.14, a $0.26 per share increase from

the December 31, 2015 NAV per share of $19.88.

51. In the May 6, 2016, press release, Defendant Wilkus commented as follows:

> Our first quarter realizations, coupled with income from operations, contributed to our ability to repurchase $297 million of our stock in the quarter. We have now purchased $730 million under our current share repurchase program. Through this program and our strategic review process, we remain focused on maximizing shareholder value.

52. Thus, for the quarter ended March 31, 2016, the Company reported EPS of $0.40 compared to consensus estimates of $0.26 per share (as noted by JP Morgan), thus beating estimates by over 50%.

53. Following the Company's announcement of its financial results for the first quarter of 2016, on May 10, 2016, JP Morgan issued an analyst report noting that the Company's operating income was better than expected, the intrinsic value of the Company's underlying portfolio supports price appreciation, and updated its price target for the Company to $18.00 per share.

**B. <u>The Proposed Transaction</u>**

54. On May 23, 2016, ACAS and Ares issued a press release announcing the Proposed Transaction:

> Ares Capital Corporation (NASDAQ: ARCC) and American Capital, Ltd. (NASDAQ: ACAS) announced today that they have entered into a definitive merger agreement under which Ares Capital will acquire American Capital, excluding American Capital Mortgage Management, LLC. This transaction enhances Ares Capital's position as the leading business development company in the United States and a leading direct lender to middle market companies. The combined company would have on a pro forma basis more than $13 billion of investments at fair value as of March 31, 2016. The Boards of Directors of both companies have unanimously approved the transaction.
>
> Under the terms of the Ares transaction, American Capital shareholders will receive approximately $3.43 billion in total cash and stock consideration or $14.95 per fully diluted share. In a separate transaction, American Capital also announced today that it is selling American Capital Mortgage Management, LLC to American Capital

Agency Corp. (NASDAQ: AGNC) for $562 million or $2.45 per fully diluted share. Collectively, the transactions announced today represent total value for American Capital shareholders of $4.0 billion or approximately $17.40 per fully diluted share, representing a premium of 11.4% to American Capital's closing price on May 20, 2016 and a premium of 21.6% to American Capital's unaffected closing price on November 13, 2015.

American Capital shareholders will receive $1.470 billion in cash from Ares Capital, or $6.41 per share, plus 0.483 Ares Capital shares for each American Capital share, resulting in approximately 110.8 million Ares Capital shares, or $1.682 billion in value or $7.34 per share based on Ares Capital's closing stock price of $15.19 as of Friday, May 20, 2016, issued in exchange for approximately 229.3 million American Capital shares. Following the transaction, Ares Capital shareholders are expected to own approximately 73.9% and American Capital shareholders are expected to own approximately 26.1% of the combined company.

As part of the aggregate consideration, Ares Management, L.P. (NYSE: ARES) will provide financial support to the transaction. Through its subsidiary, Ares Capital Management LLC, which serves as the investment adviser to Ares Capital, Ares Management will provide $275 million of cash, or $1.20 per fully diluted share, to American Capital shareholders at closing. In addition, Ares Management has agreed to waive up to $100 million in Part I income based fees (ARCC Income Based Fees) payable for the ten calendar quarters beginning the first full quarter following the closing of the transaction, in an amount of up to $10 million of ARCC Income Based Fees to the extent earned and payable to Ares Capital Management in such quarter, to support the expected profitability of the combined company during the integration and portfolio repositioning period for the two businesses.

The combined company will remain externally managed by Ares Capital Management LLC and all current Ares Capital officers and directors will remain in their current roles.

Ares Capital believes that the significant size and scale of the combined company will create many strategic and financial benefits and will position the combined company to capitalize on favorable market conditions. Including the financial support provided by Ares Management, it is anticipated that the combination will:

- Be immediately accretive to core earnings per share, with the potential for increased dividends over time
- Be accretive to net asset value per share between the first and second full years after closing and beyond
- Accelerate the expected growth and deployment of Ares Capital's Senior Direct Lending Program joint venture
- Expand Ares Capital's ability to originate larger transactions with increased final hold positions, enhancing its market presence and value proposition with financial sponsors and borrowers

- Capture increased underwriting and distribution fees from greater syndication opportunities
- Further diversify Ares Capital's balance sheet and enhance access to lower cost capital from banks and capital markets participants

"The growing demand for capital from middle market borrowers has created the need for flexible capital providers like us to fill the financing gap as banks continue to retrench from the market," commented Michael Arougheti, Co-Chairman of Ares Capital's Board of Directors. "We believe this transaction materially enhances our presence as a market leading direct lender with the size and scale to capitalize on the attractive competitive dynamics in the market today and for the foreseeable future."

"Similar to the strategy we successfully utilized in our acquisition of Allied Capital in 2010, we plan to leverage our robust origination platform to redeploy American Capital's portfolio into directly-originated investments generating a higher level of current income and ultimately improved risk-adjusted returns," said Kipp deVeer, Chief Executive Officer of Ares Capital. "We are confident in our ability to maximize long-term value for both Ares Capital and American Capital shareholders."

"We are excited to have entered into this mutually beneficial combination with Ares Capital," commented Malon Wilkus, Chairman and Chief Executive Officer of American Capital. "Our shareholders should benefit immediately from the stable dividend offered by Ares Capital and the fee waiver support provided by Ares Management. Moreover, we expect the combined company to have a more diversified portfolio and a stronger balance sheet that will position it well for future growth."

Prior to closing, American Capital may continue its plans to monetize certain investments (in collaboration with Ares Capital) and the proceeds of any such sales would be used to retire indebtedness or to remain in cash balances as the company has ceased its stock repurchase program. Since March 31, 2016, American Capital has announced sales of over $550 million in balance sheet investments.

Elliott Management, holder of a 14.4% interest in American Capital, strongly supports the transactions and will vote its shares in favor at the upcoming Special Meeting. Portfolio Managers Jesse Cohn and Pat Frayne said in a statement, "We are pleased with the result of the Strategic Review and thank the Independent Board Committee of ACAS for its hard work and success in delivering an excellent outcome for shareholders. We believe this transaction represents the best path forward for ACAS shareholders and creates a tremendous opportunity for value creation as shareholders of Ares Capital after the deal is completed. ACAS's streamlined portfolio will benefit from management by an Ares team that has a stellar track record of delivering shareholder value."

Consummation of Ares Capital's acquisition of American Capital is subject to American Capital and Ares Capital shareholder approvals, customary regulatory approvals and other closing conditions. The transaction is also conditioned on the successful completion of the sale of American Capital Mortgage Management, LLC to American Capital Agency Corp. American Capital Mortgage Management, LLC is the external advisor to American Capital Agency Corp. (NASDAQ: AGNC) and American Capital Mortgage Investment Corp. (Nasdaq: MTGE). Assuming satisfaction of these conditions, the transaction is expected to close within the next 12 months. However, there is no guarantee that the sale of American Capital Mortgage Management, LLC or other asset sales described in this release will be completed and/or that the other conditions to this transaction will be satisfied.

Wells Fargo Securities, LLC and Bank of America Merrill Lynch served as financial advisors to Ares Capital. Latham & Watkins LLP and Willkie Farr & Gallagher LLP served as legal counsel to Ares Capital. Sutherland Asbill & Brennan LLP served as legal counsel to the independent directors of Ares Capital. Proskauer Rose LLP acted as legal counsel to Ares Management. Goldman Sachs & Co. and Credit Suisse Securities (USA) LLC served as financial advisors to American Capital. Skadden, Arps, Slate, Meagher & Flom LLP served as legal counsel to American Capital.

## C. The Unfair Price

55. Under the terms of the Proposed Transaction, Ares will acquire ACAS for $14.95 per diluted share in cash and stock for consideration of approximately $3.43 billion.

56. In a separate transaction, ACAS also announced that it was selling ACMM to ACAC for $562 million or $2.45 per fully diluted share.

57. Thus, the two transactions represent a total value for ACAS shareholders of approximately $4.0 billion or approximately $17.40 per fully diluted share collectively.

58. ACAS shareholders will receive $1.470 billion in cash from Ares or $6.41 per share, plus 0.483 Ares shares for each ACAS share, resulting in approximately 110.8 million Ares shares, or $1.682 billion in value or $7.34 per share based on Ares' closing stock price of $15.19 as of Friday, May 20, 2016, issued in exchange for approximately 229.3 million ACAS shares.

59. Following the Proposed Transaction, Ares shareholders are expected to own approximately 73.9% and former ACAS shareholders are expected to own approximately 26.1% of the combined company.

60. Pursuant to the Merger Agreement, (i) Acquisition Sub will merge with and into the ACAS, with ACAS surviving as a wholly owned subsidiary of Ares, and (ii) ACAM will merge with and into IHAM, with IHAM surviving as a wholly owned portfolio company of Ares.

61. The Merger Consideration is woefully inadequate and fails to fairly compensate the Company's shareholders.

62. The $17.40 Merger Consideration represents a premium of only 21.6% based on ACAS' last unaffected closing price on November 13, 2015.

63. As recently as May 10, 2016, J.P. Morgan set a price target of $18.00 per share of ACAS.

64. Moreover, according to Yahoo! Finance, analysts covering ACAS estimate that the Company's earnings will grow 7.3% next year compared to estimated earnings growth of -13.8% for the Company's sector.

65. Further, according to a Seeking Alpha article from May 25, 2016, the "transaction price is disappointing, given that Ares is buying [ACAS] at a significant NAV discount of almost 20%."

66. Moreover, various press releases listed on the Company's website have indicated that NAV has remained at a higher price per share than the Merger Consideration. For example, in a news release dated May 6, 2016, the Company reported that as of March 31, 2016, NAV per share was $20.14, a $0.26 per share increase from the December 31, 2015 NAV per share

of $19.88.

67. The Board should have extracted a greater premium and a favorable merger agreement from Ares, but instead hastily agreed to the Merger Agreement before fulfilling its fiduciary duties to maximize shareholder value.

**D. <u>The Preclusive Deal Protection Measures</u>**

68. As part of the Merger Agreement, Defendants agreed to certain onerous and preclusive deal protection devices that operate conjunctively to make the Proposed Transaction a *fait accompli* and ensure that no competing offers will emerge for the Company.

69. The Merger Agreement contains a strict "no solicitation" provision. Pursuant to §5.6(c) of the Merger Agreement, ACAS may not solicit, initiate, knowingly encourage or induce alternative acquisition proposals with other potential acquirors for the Company.

70. The Merger Agreement contains an "information rights" provision. §5.6(b) of the Merger Agreement requires ACAS to advise Ares within two business days of any acquisition proposal it receives as well as the identity of the party making the proposal and the material terms and conditions of the proposal. In addition, ACAS must promptly notify Ares of any material amendments or modifications in the discussions with any alternative bidder.

71. Moreover, §5.6(e) of the Merger Agreement restricts the Board's ability to effectuate a change in recommendation regarding the Proposed Transaction. In the event that the Board receives an unsolicited proposal, the Board may only effectuate a change of its recommendation in favor of the Proposed Transaction if it first determines in its good faith judgment, *after consultation with its independent financial advisor and outside legal counsel*, that such proposal constitutes a Superior Proposal (as defined in the Merger Agreement) and that failure to effect such a change of recommendation would constitute a breach of the Board's fiduciary duties.

72. The Merger Agreement also contains a "matching rights" provision. Thus, even if the Board has determined that the failure to effectuate a change in recommendation regarding the Proposed Transaction would result in a breach of the Board's fiduciary duties, §5.6(f) of the Merger Agreement requires ACAS to provide Ares with written notice of its intention to change their recommendation provide Ares with four business days (following Ares' receipt of the notice) to renegotiate and revise the terms of the Merger Agreement before they may effectuate such a change. Moreover, in the event that the alternative proposal is modified such that it again constitutes a superior proposal, ACAS must repeat the process again.

73. In other words, despite the inadequacy of the proposed consideration, the Merger Agreement gives Ares access to any rival bidder's information and allows Ares a free right to top any superior offer simply by matching it. Accordingly, no rival bidder is likely to emerge and act as a stalking horse, because the Merger Agreement unfairly assures that any "auction" will favor Ares and will allow Ares to piggy-back upon the due diligence of the foreclosed second bidder.

74. The Merger Agreement further provides that the Company must pay Ares a termination fee of up to $140 million (inclusive of up to $15 million in reimbursement of Ares' fees and expenses) following termination of the Merger Agreement under specified circumstances including if ACAS enters into a transaction with a superior bidder.

75. As such, any competing bidder will have to pay a substantial naked premium just to match the inadequate consideration proposed by Ares. Collectively, the deal protection devices unreasonably deter an alternative bidder from making a superior proposal that will adequately compensate the Company's shareholders.

76. Moreover, these preclusive deal protection provisions illegally restrain the Company's ability to solicit or engage in negotiations with any third party regarding a proposal

to acquire all or a significant interest in the Company and otherwise dissuade the Board from fulfilling its fiduciary duties to ACAS shareholders. The circumstances under which third parties may submit an alternative proposal, or where the Board may respond to an unsolicited written bona fide proposal for an alternative acquisition that constitutes or would reasonably be expected to constitute a superior proposal, are too narrowly circumscribed to provide an effective "fiduciary out" under the circumstances.

**COUNT I**
**(Against the Individual Defendants for Breach of Fiduciary Duties)**

77. Plaintiff repeats and realleges each allegation set forth herein.

78. The Individual Defendants have violated fiduciary duties owed to public shareholders of ACAS.

79. By the acts, transactions and courses of conduct alleged herein, the Individual Defendants have failed to obtain for the public shareholders of ACAS the highest value available for ACAS in the marketplace.

80. As demonstrated by the allegations herein, the Individual Defendants breached their fiduciary duties owed to the shareholders of ACAS because they failed to take steps to maximize the value of ACAS to its public shareholders in a change of control transaction.

81. As a result of the actions of Defendants, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive the highest available value for their ACAS shares. Unless the shareholder vote is enjoined by the Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the members of the Class, all to the irreparable harm of the members of the Class.

82. To the extent the inadequacy of the consideration alleged herein cannot be remedied by money damages, Plaintiff seeks to enjoin the stockholder vote on the Proposed

Transaction to compel the Defendants to carry out their fiduciary duties.

**COUNT II**
**(Against ACAS, ACAM, ACMM, ACAC, IHAM, IHAM GP, Ares and Acquisition Sub for Aiding and Abetting the Individual Defendants' Breaches of Fiduciary Duty)**

83. Plaintiff repeats and realleges each allegation set forth herein.

84. ACAS, ACAM, ACMM, ACAC, IHAM, IHAM GP, Ares and Acquisition Sub have acted and are acting with knowledge of, or with reckless disregard to, the fact that the Individual Defendants are in breach of their fiduciary duties to the public shareholders of ACAS, and are participating in such breaches of fiduciary duties.

85. ACAS, ACAM, ACMM, ACAC, IHAM, IHAM GP, Ares and Acquisition Sub knowingly aided and abetted the Individual Defendants' wrongdoing alleged herein. In so doing, ACAS, ACAM, ACMM, ACAC, IHAM, IHAM GP, Ares and Acquisition Sub rendered substantial assistance in order to effectuate the Individual Defendants' plan to consummate the Proposed Transaction in breach of their fiduciary duties.

86. To the extent the claim for aiding and abetting cannot be remedied by money damages, Plaintiff has no adequate remedy at law and seeks to enjoin the stockholder vote on the Proposed Transaction to compel the Directors to fulfill their fiduciary duties owed to Plaintiff and the other stockholders in connection with a sale of the Company.

**COUNT III**
**(Claim For Declaratory Relief Pursuant to Courts and Judicial Proceedings Article of the Annotated Code of Maryland § 3-401, et seq. Against All Defendants)**

87. Plaintiff repeats and realleges each allegation set forth herein.

88. Defendants breached their fiduciary duties owed directly to Plaintiff and the Class in connection with the Proposed Transaction, and/or aided and abetted such breaches, and are liable therefore.

89. As a result of Defendants' conduct as herein alleged, Plaintiff and the other members of the Class have suffered and/or will, in the future, suffer damages and harm, including harm for which they have no adequate remedy at law.

90. Pursuant to Courts and Judicial Proceedings Article of the Annotated Code of Maryland § 3-412, Plaintiff demands a declaration that: (a) the stockholders should not be asked to vote on the Proposed Transaction, and that such vote should be enjoined; (b) the Defendants and each of them have breached their fiduciary duties owed directly to Plaintiff and the Class and/or have aided and abetted such breaches; (c) the Proposed Transaction was entered into in breach of Individual Defendants' common law fiduciary duties owed directly to Plaintiff and the Class and was therefore unlawful and unenforceable, and that the Merger Agreement and any other agreements in connection with, or in furtherance of, the Proposed Transaction should be rescinded and invalidated; (d) the Proposed Transaction, the Merger Agreement and/or related transactions contemplated thereby, should be rescinded and the parties restored to their original position; and (e) Plaintiff and the stockholders should be granted such other and further relief as the nature of their cause may require.

## PRAYER FOR RELIEF

**WHEREFORE**, Plaintiff demands relief in his favor and in favor of the Class and against Defendants as follows:

A. Declaring that this action is properly maintainable as a Class action and certifying Plaintiff as Class representatives;

B. Enjoining, preliminarily and/or permanently, the vote on the Proposed Transaction;

C. Enjoining Defendants, their agents, counsel, employees and all persons acting in concert with them from commencing the Proposed Transaction, unless and until the Company adopts and implements a procedure or process to obtain a merger agreement providing the best available terms for shareholders;

D. Rescinding and unwinding, to the extent already implemented, the Proposed Transaction or any of the terms thereof, or granting Plaintiff and the Class rescissory damages;

E. Directing the Individual Defendants to account to Plaintiff and the Class for all damages suffered as a result of the wrongdoing;

F. Awarding compensatory damages in favor of Plaintiff and the Class for all losses and damages suffered as a result of the wrongdoing alleged herein by Defendants in an amount in excess of $75,000, together with interest thereon; awarding Plaintiff the costs of this action, including a reasonable allowance for the fees and expenses of Plaintiff's attorneys and experts; and

G. Granting such other and further equitable relief as Plaintiff's and the Class's causes may require.

## JURY DEMAND

Plaintiff and the other members of the Class demand a trial by jury for the Counts above as to all issues so triable.

June 24, 2016

**BROWER PIVEN**
A Professional Corporation

Charles J. Piven
Yelena Trepetin
1925 Old Valley Road
Stevenson, Maryland 21153
T: (410) 332-0030
F: (410) 685-1300

*Attorneys for Plaintiff*

**OF COUNSEL:**

BROWER PIVEN
A Professional Corporation
Brian C. Kerr
475 Park Avenue South, 33rd Floor
New York, NY 10016
(212) 501-9000

Gustavo F. Bruckner
POMERANTZ LLP
600 Third Avenue
New York, NY 10016
T: (212) 661-1100